Exhibit 99.2

April 12, 2023
TO THE SHAREHOLDERS OF DIANA SHIPPING INC.
Enclosed is a Notice of the Annual Meeting of Shareholders (the “Meeting”) of Diana Shipping Inc. (the “Company”) which will be held on May 23, 2023 at 8:00 a.m. Eastern Daylight Time. The Meeting will be held in a virtual format only via the Internet at www.virtualshareholdermeeting.com/DSX2023. You will not be able to attend the Meeting physically.
At the Meeting, holders of shares of common stock, par value US$0.01 per share (the “Common Shares”), Series C Preferred Stock, par value US$0.01 per share (the “Series C Preferred Shares”) and Series D Preferred Stock, par value US$0.01 per share (the “Series D Preferred Shares”) of the Company (the “Shareholders”) will consider and vote upon the following proposals:
1.	To elect three Class III Directors to serve until the 2026 Annual Meeting of Shareholders (“Proposal One”);
2.	To approve the following amendments to the Company’s Amended and Restated Articles of Incorporation:

a.
Increase the authorized share capital of the Company from 200 million shares to 1 billion registered shares of a par value of one cent and to authorize the issuance of 50 million registered preferred shares with a par value of one cent.

b.
To provide for the election of directors to be by a plurality, rather than a majority, of the votes cast at a meeting of shareholders, by the holders of shares entitled to vote in the election.  Cumulative voting, as defined in; Division 7, Section 71(2) of the BCA, shall not be used to elect directors.

c.	Provide the board of directors (the “Board”) with the sole authority to amend the Company’s Amended and Restated By-laws and to eliminate the right of shareholders to make such amendments.

d.
Provide the Board with the sole authority to call special meetings of shareholders of the Company and to eliminate the right of holders of not less than 20% of all outstanding shares of common stock of the Company to call such meetings.

(Collectively “Proposal Two”);

3.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2023 (“Proposal Three”); and
4.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

Adoption of Proposal One and Proposal Three require the affirmative vote of a majority of the votes cast at the Meeting, either in person (by participating through the virtual meeting website) or by proxy. Adoption of Proposal Two requires the vote of the holders of a majority of all outstanding shares entitled to vote thereon.
If you virtually attend the Meeting, you may revoke your proxy and vote your shares in person.
WHETHER OR NOT YOU PLAN TO VIRTUALLY ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD TO BE MAILED TO YOU ON OR ABOUT APRIL 12, 2023, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

Very truly yours,

Semiramis Paliou Chief Executive Officer

16 Pendelis Str., 175 64 Palaio Faliro, Athens, Greece
Tel: + (30) (210) 947-0100, Fax: + (30) (210) 947-0101
e-mail: ir@dianashippinginc.com – www.dianashippinginc.com

DIANA SHIPPING INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
April 12, 2023
NOTICE IS HEREBY given that the Annual Meeting of the holders of shares of common stock, par value US$0.01 per share (the “Common Shares”) (such holders, the “Shareholders”) of Diana Shipping Inc. (the “Company”) will be held on May 23, 2023 at 8:00 a.m. Eastern Daylight Time (the “Meeting”). The Meeting will be conducted completely as a virtual meeting via the Internet at www.virtualshareholdermeeting.com/DSX2023.  The Meeting will be held for the following purposes, of which items 1, 2 and 3 are more fully set forth in the accompanying Proxy Statement:
1.	To elect three Class III Directors to serve until the 2026 Annual Meeting of Shareholders;
2.	To approve the following amendments to the Company’s Amended and Restated Articles of Incorporation:
a.
Increase the authorized share capital of the Company from 200 million shares to 1 billion registered shares of a par value of one cent and to authorize the issuance of 50 million registered preferred shares with a par value of one cent.

b.
To provide for the election of directors to be by a plurality, rather than a majority, of the votes cast at a meeting of shareholders, by the holders of shares entitled to vote in the election.  Cumulative voting, as defined in; Division 7, Section 71(2) of the BCA, shall not be used to elect directors.

c.	Provide the Board with the sole authority to amend the Company’s Amended and Restated By-laws and to eliminate the right of shareholders to make such amendments.
d.
Provide the Board with the sole authority to call special meetings of shareholders of the Company and to eliminate the right of holders of not less than 20% of all outstanding shares of common stock of the Company to call such meetings.

3.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2023; and
4.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
The Board has fixed the close of business on April 3, 2023 as the record date for the determination of the Shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO VIRTUALLY ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.
Shareholders will need to provide the control number included with the Notice of Annual Meeting of Shareholders or on the proxy card in order to be able to participate in the Meeting. Shareholders may log into the virtual meeting platform beginning at 7:45 a.m. Eastern Standard Time, on May 23, 2023.
If you virtually attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Ioannis G. Zafirakis Secretary

April 12, 2023
Athens, Greece

DIANA SHIPPING INC.
16 PENDELIS STR.
175 64 PALAIO FALIRO
ATHENS GREECE
______________________

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 23, 2023
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Diana Shipping Inc., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of holders of shares of common stock of the Company (the “Shareholders”) to be held virtually on May 23, 2023 at 8:00 a.m. Eastern Daylight Time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to the Shareholders of the Company who are entitled to vote at the Meeting as of April 3, 2023.
VOTING RIGHTS AND OUTSTANDING SHARES
On April 3, 2023 (the “Record Date”), the Company had outstanding 106,437,232 shares of common stock, par value US$0.01 per share (the “Common Shares”), 10,675 shares of Series C Preferred Stock, par value US$0.01 per share (the “Series C Preferred Shares”) and 400 shares of Series D Preferred Stock, par value US$0.01 per share (the “Series D Preferred Shares”).  Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held, 1,000 votes for each Series C Preferred Share then held and approximately 57,024 votes for each Series D Preferred Share then held. One or more Shareholders representing at least one third of the total voting rights of the Company present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.
The Common Shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “DSX.”
REVOCABILITY OF PROXIES
A Shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s corporate office, at 16 Pendelis Str., 175 64 Palaio Faliro, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person (by participating through the virtual meeting website).

PROPOSAL ONE

ELECTION OF DIRECTORS
The Company currently has eleven directors divided into three classes. As provided in the Company’s Amended and Restated Articles of Incorporation, each director is elected to serve for a three‑year term and until such director’s successor is elected and has qualified. Accordingly, the Board has nominated Semiramis Paliou, Apostolos Kontoyannis and Konstantinos Fotiadis, for re-election as directors whose term will expire at the 2026 Annual meeting.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following three nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.
Nominees for Election to the Company’s Board
Information concerning the nominees for directors of the Company is set forth below:
Name	Age	Position
Semiramis Paliou	48	Class III Director
Apostolos Kontoyannis	74	Class III Director
Konstantinos Fotiadis	72	Class III Director

Semiramis Paliou has served as a Director of Diana Shipping Inc. since March 2015, and as the Company’s Chief Executive Officer, Chairperson of the Executive Committee and member of the Sustainability Committee since March 2021. Ms. Paliou has been the Chief Executive Officer of Diana Shipping Services S.A. since March 2021. She also serves as a Director of OceanPal Inc. since April 2021 and as the Chairperson of the Board of Directors and of the Executive Committee of OceanPal Inc. since November 2021. Ms. Paliou is the Chairperson of the Hellenic Marine Environment Protection Association (HELMEPA), a position she has held since June 2020, while she joined its board of directors in March 2018. As of June 2021, she serves as Vice -Chairperson of INTERMEPA. She is also a member of the board of directors of the UK P&I Club since November 2020, member of the Union of Greek Shipowners since February 2022 and member of the Global Maritime Forum since April 2022. She is Vice-Chairperson of the Greek committee of Det Norske Veritas, a member of the Greek committee of Nippon Kaiji Kyokai and a member of the Greek committee of Bureau Veritas.
Ms. Paliou has over 20 years of experience in shipping operations, technical management and crewing. She began her career at Lloyd’s Register of Shipping where she worked as a trainee ship surveyor from1996 to 1998. She was then employed by Diana Shipping Agencies S.A. From 2007 to 2010 she was employed as a Director and President of Alpha Sigma Shipping Corp. From February 2010 to November2015, she was the Head of the Operations, Technical and Crew department of Diana Shipping Services S.A. From November 2015 to October 2016, she served as Vice-President of the same company. From November 2016 to the end of July 2018, she served as Managing Director and Head of the Technical, Operations, Crew and Supply department of Unitized Ocean Transport Limited. From November 2018 to February 2020, she worked as Chief Operating Officer of Performance Shipping Inc. From October 2019 until February 2021, Ms. Paliou served as Deputy Chief Executive Officer of Diana Shipping Inc. She also served as member of the Executive Committee and the Chief Operating Officer of the Company from August 2018 until February 2021.

Ms. Paliou obtained her BSc in Mechanical Engineering from Imperial College, London and her MSc in Naval Architecture from University College, London. She completed courses in “Finance for Senior Executives”, in “Authentic Leader Development” and a certificate program on “Sustainable Business Strategy” all at Harvard Business School. Ms. Paliou is also the daughter of Simeon Palios, the Company’s Chairman.
Apostolos Kontoyannis is a Director, the Chairperson of the Compensation Committee and a member of the Audit Committee of Diana Shipping Inc., positions he has held since March 2005. Since March 2021, Mr. Kontoyannis also serves as the Chairperson of the Sustainability Committee of the Company.
Mr. Kontoyannis has over 40 years of experience in shipping finance and currently serves as financial consultant to various shipping companies. He was employed by Chase Manhattan Bank N.A. in Frankfurt (Corporate Bank), London (Head of Shipping Finance South Western European Region) and Piraeus (Manager, Ship Finance Group) from 1975 to 1987.
Mr. Kontoyannis holds a bachelor's degree in Finance and Marketing and a master's degree in Business Administration and Finance from Boston University.
Konstantinos Fotiadis has served as a Director of Diana Shipping Inc. since 2017. Mr. Fotiadis served as an independent Director and as the Chairman of the Audit Committee of Performance Shipping Inc. from the completion of Performance Shipping Inc.’s private offering until February 2011. From 1990 until 1994, Mr. Fotiadis served as the President and Managing Director of Reckitt & Colman (Greece), part of the British multinational Reckitt & Colman plc, manufacturers of household, cosmetics and health care products. From 1981 until its acquisition in 1989 by Reckitt & Colman plc, Mr. Fotiadis was a General Manager at Dr. Michalis S.A., a Greek company manufacturing and marketing cosmetics and health care products. From 1978 until 1981, Mr. Fotiadis held positions with Esso Chemicals Ltd. and Avrassoglou S.A. Mr. Fotiadis has also been active as a business consultant and real estate developer.
Mr. Fotiadis holds a degree in Economics from Technische Universitaet Berlin and in Business Administration from Freie Universitaet Berlin.
Audit Committee. The Company’s Board has established an Audit Committee, composed of two members, which is responsible for reviewing the Company’s accounting controls, recommending to the Board the engagement of the Company’s outside auditors, and pre-approving audit and audit-related services and fees. Each member is an independent director. The members of the Audit Committee are Mr. Kyriacos Riris (Chairman and financial expert) and Mr. Apostolos Kontoyannis (member and financial expert). As the Company is a foreign private issuer, it is exempt from the corporate governance rules of the NYSE, other than the Audit Committee requirement.
Required Vote. Adoption of Proposal One requires the affirmative vote of a majority of the votes cast at the Meeting, either in person (by participating through the virtual meeting website) or by proxy.
Effect of abstentions. Abstentions will not affect the vote on Proposal One.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF AMENDMENTS TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF INCORPORATION
The Board has approved, and is hereby soliciting shareholder approval to amend the Company’s Amended and Restated Articles of Incorporation, substantially in the form attached hereto as Exhibit I, to (i) increase the authorized share capital to 1 billion registered shares of a par value of one cent and authorize the issuance of 50 million registered preferred shares with a par value of one cent, (ii) elect directors by a plurality, rather than a majority, of the votes cast at a meeting of shareholders, (iii) eliminate the right of shareholders to make such amendments to the Company’s Amended and Restated Bylaws, (iv) provide the Board with the sole authority to call special meetings of shareholders of the Company and to eliminate the right of holders of not less than 20% of all outstanding shares of common stock of the Company to call such meetings. The Company’s majority independent Board will act in the best interest of all shareholders, including with respect to calling special meetings and any future amendments to the Amended and Restated Bylaws.

Required Vote. Adoption of Proposal Two requires the vote of the holders of a majority of all outstanding shares entitled to vote thereon.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF THE AMENDMENTS TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF INCORPORATION.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the selection of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2023.
Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.
All services rendered by the independent auditors are subject to review by the Audit Committee.
Required Vote. Adoption of Proposal Three requires the affirmative vote of a majority of the votes cast at the Meeting, either in person (by participating through the virtual meeting website) or by proxy.
Effect of abstentions. Abstentions will not affect the vote on Proposal Three.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.

OTHER MATTERS
No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Directors

Ioannis G. Zafirakis Secretary

April 12, 2023
Athens, Greece

Exhibit I

If Proposal Two is adopted by the affirmative vote of the holders of a majority of all outstanding Common Shares entitled to attend and vote at the Meeting, the Company’s Amended and Restated Articles of Incorporation, Articles D(a), D(b), I(c), J and K(a) may be amended and restated in their entirety to read as follows:

D.	(a)	The aggregate number of shares of common stock that the Corporation is authorized to issue is 1 billion registered shares with a par value of one cent (US$0.01).

(b) The Corporation is authorized to issue 50 million registered preferred shares with a par value of one cent (US$.01).  The Board of Directors shall have the authority to establish such series of preferred shares and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred shares.

I.	(c)	Directors shall be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election. Cumulative voting, as defined in Division 7, Section 71(2) of the BCA, shall not be used to elect directors.

J.
The Board of Directors of the Corporation is expressly authorized to make, alter or repeal Bylaws of the Corporation by a vote of not less than a majority of the entire Board of Directors.  Notwithstanding any other provisions of these Amended and Restated Articles of Incorporation or the Bylaws of the Corporation (and notwithstanding the fact that some lesser percentage may be specified by law, these Amended and Restated Articles of Incorporation or the Bylaws of the Corporation), the affirmative vote of a majority of the outstanding shares of common stock of the Corporation entitled to vote generally in the election of directors (considered for this purpose as one class) shall be required to amend, alter, change or repeal this Article J.

K.	(a)	Except as provided in this Article K, special meetings of the shareholders may be called by the Board of Directors who shall state the purpose or purposes of the proposed special meeting. The business transacted at any special meeting shall be limited to the purposes stated in the notice of such meeting.